SCHEDULE 13G
Amendment No. 1
Capital One Financial Corporation
Common Stock $.01 par value

Cusip #  140-40H-10-5
Item 1:  Reporting Person Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12: IA

Cusip #  140-40H-10-5
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12: IA

Cusip #  140 40H-10-5
Item 1:  Reporting Person Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12: IN

Item 1(a). Capital One Financial
Corporation

Item 1(b). 2980 Fairview Park Drive,
Suite 1300, Falls Church, Virginia 22042-
4525

Item 2(a). This statement is filed on
behalf of Tiger Management
L.L.C.("TMLLC") and Tiger Performance
L.L.C. ("TPLLC").  Julian H. Robertson,
Jr. is the ultimate controlling person of TMLLC and TPLLC.

Item 2(b). The address of each reporting
person is 101 Park Avenue, New York, NY
10178

Item 2(c). Incorporated by reference to
item (4) of the cover page pertaining to each reporting person.

Item 2(d). Common Stock $.01 par value

Item 2(e).  Cusip # 140 40H-10-5

Item 3. TMLLC and TPLLC are investment
advisers registered under Section 203 of the Investment Advisers Act of 1940.
Item 4. Ownership is incorporated by
reference to items (5)-(9) and (11) of
the cover page pertaining to each
reporting person.
Item 5. The reporting persons have ceased to be the beneficial owners of more than five percent of the class as of 12/31/99.

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I certify
that, to the best of my knowledge and
belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
/s/ Nolan Altman,
Under Power of Attorney Dated: 1/11/00,
On File with Schedule 13GA for No. 3 for
Bowater Incorporated 2/14/00,
Attached Exhibit

AGREEMENT
The undersigned agree that this Amendment
No. 1 to Schedule 13G dated February 14,
2000 relating to shares of common stock
of Capital One Financial Corporation
shall be filed on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. /s/ Nolan
Altman,
Chief Financial Officer Under Power of
Attorney Dated : 1/11/00, On File with
Schedule 13GA No. 3 for Bowater
Incorporated 2/14/00, Attached Exhibit